April 26, 2013

Via EDGAR and BY HAND

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn: Michael McTiernan

 Angela McHale

Re:	Acceleration Request for IntercontinentalExchange Group, Inc.
Registration Statement on Form S-4
(File No. 333-187402)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, IntercontinentalExchange Group, Inc., that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on April 30, 2013, or as soon as practicable thereafter.

Please direct any questions to me at (212) 558-4175 or clarkinc@sullcrom.com.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Attachment)

[Letterhead of IntercontinentalExchange Group, Inc.]

April 26, 2013

Via EDGAR and BY HAND

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn: Michael McTiernan

 Angela McHale

Re:	Acceleration Request for IntercontinentalExchange Group, Inc.
Registration Statement on Form S-4
(File No. 333-187402)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), IntercontinentalExchange Group, Inc. (the “Company”) respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on April 30, 2013, or as soon as practicable thereafter. In making this acceleration request, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175.

Very truly yours,

IntercontinentalExchange Group, Inc.

/s/ Andrew J. Surdykowski
Name:	Andrew J. Surdykowski
Title:	Assistant Secretary